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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kirkland's, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

497498105

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 497498105

1.	Name of Reporting Person: Robert Walker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,485,214

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,485,214

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,485,214

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.7%

12.	Type of Reporting Person: IN

13G
CUSIP No. 497498105

1.	Name of Reporting Person: The Carl T. Kirkland Grantor Retained Annuity Trust 2001-1		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,472,253

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,472,253

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,472,253

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.6%

12.	Type of Reporting Person: OO

13G
CUSIP No. 497498105

1.	Name of Reporting Person: The Carl T. Kirkland Grantor Retained Annuity Trust 2002-1		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: OO

13G
CUSIP No. 497498105

1.	Name of Reporting Person: The Carl T. Kirkland Grantor Retained Annuity Trust 2003-1		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 12,961

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 12,961

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,961

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.1%

12.	Type of Reporting Person: OO

Item 1(a)	Name of Issuer: Kirkland’s, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 805 N. Parkway Jackson, Tennessee 38305

Item 2 (a)	Name of Person Filing:

This Schedule 13G is filed on behalf of Robert Walker, The Carl T. Kirkland Grantor Retained Annuity Trust 2001-1, The Carl T. Kirkland Grantor Retained Annuity Trust 2002-1 and The Carl T. Kirkland Grantor Retained Annuity Trust 2003-3 (the “Reporting Persons”).

Item 2(b)	Address of Principal Business Offices:

The address of the principal business for each of the Reporting Persons is:

Baker, Donelson, Bearman & Caldwell, PC
20th Floor
2000 First Tennessee Building
165 Madison Avenue
Memphis, Tennessee 38103

Item 2(c)	Citizenship:

Robert Walker is a citizen of the U.S.A. The place of organization for The Carl T. Kirkland Grantor Retained Annuity Trust 2001-1, The Carl T. Kirkland Grantor Retained Annuity Trust 2002-1 and The Carl T. Kirkland Grantor Retained Annuity Trust 2003-3 is Tennessee.

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 497498105

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d) ☐	Investment company registered under Section 8 of the Investment Company Act

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The total number of shares of Kirkland’s, Inc. common stock beneficially owned by Mr. Walker as of December 31, 2004 was 1,485,214, which includes 12,961 shares held by The Carl T. Kirkland Retained Annuity Trust 2003-1, -0- shares held by The Carl T. Kirkland Grantor Retained Annuity Trust 2002-1, and 1,472,253 shares held by The Carl T. Kirkland Grantor Retained Annuity Trust 2001-1. All trusts are for the benefit of Mr. Kirkland’s family members. Mr. Walker is the sole Trustee for all of these trusts. While Mr. Walker has sole voting and dispositive power over the shares held by the trusts, he has no pecuniary interest in the shares held by the trusts.

(b)	Percent of class:*

*	See the Cover Pages for each of the Reporting Persons.

(c)	Number of shares as to which the person has:*

(i)	Sole power to vote or to direct the vote:*

(ii)	Shared power to vote or to direct the vote:*

(iii)	Sole power to dispose or to direct the disposition of:*

(iv)	Shared power to dispose or to direct the disposition of:*

*	See the Cover Pages for each of the Reporting Persons.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable

Item 8	Identification and Classification of Members of the Group. Not applicable

Item 9	Notice of Dissolution of Group. Not applicable

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005	By:	/s/ Robert Walker
		Name:	Robert Walker, an individual

The Carl T. Kirkland Grantor Retained Annuity Trust 2001-1
	By:	/s/ Robert Walker
Robert Walker, Trustee

The Carl T. Kirkland Grantor Retained Annuity Trust 2002-1
	By:	/s/ Robert Walker
Robert Walker, Trustee

The Carl T. Kirkland Grantor Retained Annuity Trust 2003-1
	By:	/s/ Robert Walker
Robert Walker, Trustee